Filed by The Black & Decker Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-1553)

On November 3, 2009, The Black & Decker Corporation distributed the following email to its employees relating to the proposed transaction with The Stanley Works.

Please click HERE to view a video message to all Black & Decker employees from Nolan Archibald.

Where You Can Find More Information

Black & Decker will file with the SEC in connection with the proposed Merger a proxy statement, which will also constitute a prospectus of Stanley. You are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

You will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Black & Decker will be available free of charge on the investor relations portion of the Black & Decker website at www.blackanddecker.com. In addition, documents filed with the SEC by Stanley will be available free of charge on the investor relations portion of the Stanley website at www.stanleyworks.com.

Black & Decker, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the Merger. The names of Black & Decker’s directors and executive officers and a description of their interests in Black & Decker is set forth in the Definitive Proxy Statement for Black & Decker’s 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009. Stanley, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Stanley in connection with the Merger. The names of Stanley’s directors and executive officers and a description of their interests in Stanley are set forth in the proxy statement for Stanley’s 2009 annual meeting of stockholders, which was filed with the SEC on March 20, 2009. You can obtain more detailed information regarding the direct and indirect interests of Black & Decker’s and Stanley’s directors and executive officers in the Merger by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The following is a transcript of the video message to employees.

•	Hello, everyone. I appreciate you taking the time to watch this brief video about the important news we announced.

•

As you have heard by now, Black and Decker and The Stanley Works have agreed to merge. This transaction creates a larger, stronger, globally diversified industrial company with a broad array of products and services.

•	Together, Black and Decker and Stanley will be better positioned to grow globally and provide greater value to our respective stakeholders.

•	I know you will have many questions. We’ll do our best to answer them as soon as we can.

•	I want to take a few moments to tell you about this one-of-a-kind opportunity for our company and for Stanley.

•	Uniting our two companies, with their complementary product and market fit, makes excellent financial and strategic sense.

•	Let me give you a couple highlights.

•	We will begin with annual sales of approximately 8 and a half billion dollars and a comprehensive global product offering.

•	Black and Decker shareholders will receive 1.275 shares of Stanley stock for each share of Black and Decker stock they own. This represents a premium of approximately 20 percent.

•	The complementary product and market fit of these two companies will create significant value through approximately $350 million in annual cost savings.

•	The strong balance sheet and cash flow of the combined companies will fund growth through acquisitions and investment in our business.

•

The deal makes excellent financial sense for shareholders of both companies. Combining Black and Decker and Stanley creates a powerful engine for growth, as markets around the world recover and over the long-term.

•	There is no question that Black and Decker and Stanley fit together tremendously well.

•

With Black and Decker’s strength in power tools, security hardware products and engineered fasteners, and Stanley’s offerings in hand tools and mechanical and electronic security solutions, we have a unique opportunity.

•	As a combined company we will continue to invest in product development and high-growth platforms.

•	We will have enhanced worldwide recognition and appeal among retailers and commercial and individual consumers through the brand equity inherent in both companies.

•	We will combine Black and Decker’s winning strategy of market-leading brands, world-class innovation, unmatched end-user focus and global distribution, with the highly respected Stanley brands.

•	The new company will enjoy a larger worldwide commercial and operational presence.

•	As we move forward, I think you’ll see that Black and Decker and Stanley are very compatible organizations. We both value respect, integrity and accountability.

•	We share a common heritage and passion for developing innovative products that meet the evolving needs of our end users, along with a commitment to operational excellence.

•	I look forward to working together with you and the Stanley team to execute on the combined company’s strategic vision for years to come.

•	As appropriate we’ll provide updates for you on how our operations will be combined and successfully integrated.

•	I know this news is unexpected and I certainly appreciate that it will cause uncertainty about what this means for employees.

•

We will work to address that uncertainty as quickly as possible, but understandably it will take some time. For now, you should know that there will be no immediate changes until the transaction is completed.

•

Decisions affecting people are the most difficult any management team must make. The merger will create a more competitive global company with tremendous resources and growth potential. I believe there will be excellent advancement and career opportunities for employees at the combined company.

•	I can provide clarity now on one matter I am sure many of you are curious about.

•	The combined company will retain a presence in both Towson and in Connecticut, where Stanley is headquartered.

•	The combined company’s headquarters will be in New Britain, Connecticut and the Power Tools Headquarters will be in Towson.

•	As I said, we’re committed to updating you on our progress as we move forward. As soon as more information is available we will share it with all employees.

•	This is an important time for our company. I thank you for your continued support and focus – and for your contributions to our success.